UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on December 4, 2025, Mingteng International Corporation Inc. (the “Company”) entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities LLC, as sales agent in “at the market offerings” (the “ATM facility”), pursuant to which the Company may offer and sell from time to time up to US$100,000,000 of Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”), under the Company’s effective shelf registration statement on Form F-3 (File No. 333-287843) and the related prospectus supplement dated December 8, 2025.

As of June 8, 2026, the Company issued an aggregate of 222,568,877 Class A Ordinary Shares under the Sales Agreement, resulting in gross proceeds of approximately US$20.6 million. After payment of the sales agent commission of 3.5% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$18.0 million. As of the date of this current report, the company has 5,028,406 Class A Ordinary Shares issued and outstanding.

The Sales Agreement was terminated as of June 8, 2026.

The Company expects to use the net proceeds from the ATM facility for general corporate purposes, including working capital, business development initiatives and capital expenditures.

The information contained in this current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-287843) and Registration Statement on Form S-8 (File No. 333-283203), as amended.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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